UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November 2024	Commission File Number: 001-15160

Brookfield Corporation
(Name of Registrant)

Brookfield Place
Suite 100
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Exhibits 99.1 and 99.2 of this Form 6-K shall be incorporated by reference into the registrant’s registration statements on Form F-3 (File Nos. 333-182656, 333-261528, 333-274061, 333-276533-01 and 333-276534) and on Form S-8 (File Nos. 333-129631, 333-178260, 333-184108, 333-204848, 333-214948, 333-233871 and 333-268020) and on Form F-10 (File No. 333-279601).

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Material Change Report dated November 1, 2024

99.2	Arrangement Agreement between Brookfield Asset Management Ltd. and Brookfield Corporation dated October 31, 2024

99.3	Formal Valuation of Class A Shares of Brookfield Asset Management Ltd. and Common Shares of Brookfield Asset Management ULC and Fairness Opinion of the Arrangement dated October 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION

Date: November 1, 2024	By:	/s/ Swati Mandava
		Name:	Swati Mandava
		Title:	Managing Director, Legal & Regulatory